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                                                                                                                    EXHIBIT 12(a)

                                             SALOMON INC AND SUBSIDIARIES
                                   CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                      (Unaudited)


                                                       Nine
                                                     Months
                                                      Ended
                                                     Sept 30,                        Years Ended December 31,
                                                               ---------------------------------------------------------

Dollars in millions                                    1996       1995       1994        1993        1992         1991
------------------------------------------------------------------------------------------------------------------------

Earnings:

 Income (loss) before income taxes and cumulative
   effect of change in accounting principles     $    1,131  $     708    $   (831)   $   1,465   $   1,056    $    919
 Add fixed charges (see below)                        3,593      5,825       4,919        4,644       4,373       5,704
 Other adjustments                                       (5)       (11)         (3)          22          20          (4)
                                                   ---------   --------     -------     --------    --------     -------
Earnings as defined                              $    4,719  $   6,522    $  4,085    $   6,131   $   5,449    $  6,619
                                                   =========   ========     =======     ========    ========     =======


Fixed Charges:
 Interest expense                                $    3,562  $   5,782    $  4,892    $   4,600   $   4,324    $  5,638
 Other adjustments                                       31         43          27           44          49          66
                                                   ---------   --------     -------     --------    --------     -------
Fixed charges as defined                         $    3,593  $   5,825    $  4,919    $   4,644   $   4,373    $  5,704
                                                   =========   ========     =======     ========    ========     =======
Ratio of earnings to
   fixed charges                                       1.31       1.12        0.83*        1.32        1.25        1.16
                                                   =========   ========     =======     ========    ========     =======

NOTE:
The ratio of earnings to fixed charges is calculated by dividing fixed charges into the sum of income before income taxes and fixed charges. Fixed charges consist of interest expense, including capitalized interest and a portion of rental expense representative of the interest factor.

* For the year ended December 31, 1994, earnings as defined were inadequate to cover fixed charges. The amount by which fixed charges exceeded earnings as defined for the year was $834 million.

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